Exhibit 99.1

QIWI Acquires Fintech Startup Plati Potom

NICOSIA, CYPRUS – October 6, 2016 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced that it had acquired a 100% ownership stake in fintech startup Plati Potom. Plati Potom develops innovative post payment solutions for e-commerce and offline retailers as well as cutting-edge data analysis and credit risk management tools.

Core focus areas of Plati Potom include research and implementation of various technologies like data science in the fields of payments, e-commerce and credit risk management.

For QIWI this transaction is another step in implementing its M&A strategy of investing in promising teams and technologies in the fintech space. One of the main goals of this transaction is to acquire proprietary data analysis and scoring technologies as well as the team working on the products. We expect that the data science technology developed by Plati Potom can be applied to a wide range of QIWI products.

The Plati Potom team has already implemented several projects in cross-border e-commerce in partnership with QIWI including a “Payment-on-Delivery” project and several programs aimed at stimulating consumer demand for partner e-shops.

“Acquisition of Plati Potom is aimed at strengthening QIWI’s expertise and positions in the areas of e-commerce and data analysis,” said Yakov Barinskiy, Head of M&A and Business Development. “Apart from a strong technological base, Plati Potom appealed to us because of its good operational dynamics along with highly professional management and software development team that is currently integrating with QIWI”.

“Our team introduced several technological and financial products that are currently being adopted to the capabilities of QIWI infrastructure,” noted Stanislav Saveliev, CEO of Plati Potom. “For us QIWI is a strong and understanding strategic partner. Our collaboration creates many opportunities to develop ambitious projects with high potential in different markets including e-commerce”.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.2 million virtual wallets, over 164,000 kiosks and terminals, and enabled merchants to accept over RUB 67 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com